FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated August 15, 2013

TRANSLATION

Autonomous City of Buenos Aires, August 15, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Acquisition of YPF shares. Supplemental information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules, in order to advise you that the Board of Directors of the Company resolved to authorize a partial modification of the terms and conditions of the acquisition of shares issued by the Company which were approved by the Board of Directors on June 6, 2013 as a means of implementing the Long-Term Compensation Plan in shares to employees, which approval was previously disclosed in an Hecho Relevante on June 7, 2013, in order to increase the maximum price payable for shares of the Company from Ps.140 to Ps.160 on the Buenos Aires Stock Exchange and from $16 to $18 on the New York Stock Exchange and to extend the term to complete such acquisitions to 90 days starting from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 15, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer